EDGAR Submission Header Summary

Submission Type	**8-K**
Live File	**on**
Return Copy	**on**
Submission Contact	**Victoria A. Faw**
Submission Contact Phone Number	**304-769-1112**
Exchange	**NASD**
Confirming Copy	**off**
Filer CIK	**0000726854**
Filer CCC	**xxxxxxxx**
Period of Report	**02/29/12**
Item IDs	**5.02**
Notify via Filing website Only	**off**
Emails	**vikki.faw@cityholding.com**

Documents

8-K	**form8-k.htm**
	Form 8-K, CHCO 2011 Incentive Compensation for NEO's
GRAPHIC	**chcologo.jpg**
	CHCO logo
8-K	**submissionpdf.pdf**
	Printable copy of Form 8-K, CHCO 2011 Incentive Compensation for NEO's

Module and Segment References

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported)
February 29, 2012



CITY HOLDING COMPANY
(Exact Name of Registrant as Specified in its Charter)

Commission File Number: **0-11733**

West Virginia	**55-0619957**
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

25 Gatewater Road, Cross Lanes, WV 25313
(Address of Principal Executive Offices, Including Zip Code)

304-769-1100
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

¨   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
¨   Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))
¨   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
¨   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Section 5 – Corporate Governance and Management

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

The Compensation Committee recommended, and the independent directors of the Board of Directors of City Holding Company (the "Company") approved, on February 29, 2012, the 2011 incentive compensation for the Company's named executive officers, including the Company's principal executive officer and the Company's principal financial officer. The schedule set forth below indicates the 2011 incentive compensation for each of the Company's named executive officers.

Name	Title	2011 Incentive Compensation	
Charles R. Hageboeck	President & CEO	$	258,525
David L. Bumgarner	Chief Financial Officer	$	62,217
Craig G. Stilwell	Executive Vice President, Retail Banking	$	122,909
John A. DeRito	Executive Vice President, Commercial Banking	$	102,118
Michael T. Quinlan, Jr.	Senior Vice President, Branch Banking	$	59,147

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: <u>March 1, 2012</u>   **City Holding Company**

By: /s/ David L. Bumgarner
_____
David L. Bumgarner
Chief Financial Officer